HIVE Digital Technologies Announces Continued Momentum with Green Energy Strategy and Independent Proxy Advisory Support for Upcoming Annual General and Special Meeting of Shareholders

Vancouver, British Columbia--(Newsfile Corp. - November 25, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0.F) (the "Company" or "HIVE") a global leader in sustainable blockchain infrastructure, proudly announces that its innovative strategy of leveraging green energy and prioritizing high cash flow returns has garnered positive recognition and support. This approach, combined with the dedication of our exceptional team spanning nine time zones and five languages, has positioned HIVE as a leader in efficient Bitcoin mining. We have doubled the Bitcoin held on our balance sheet while simultaneously advancing our AI strategy with cutting-edge NVIDIA chips.

Support from Proxy Advisory Firms

Additionally, the Company is pleased to report that leading independent proxy advisory firms Institutional Shareholder Services Inc. ("ISS") and Glass Lewis & Co. ("Glass Lewis") have each recommended HIVE shareholders ("Shareholders") vote "FOR" all the proposed resolutions at the upcoming Annual General and Special Meeting of Shareholders (the "Meeting") to be held on December 11, 2024. Meeting materials can be found at the Company's website at hivedigitaltechnologies.com/2024-annual-special-meeting/ as well as under HIVE's profile on SEDAR+ (www.sedarplus.ca).

Frank Holmes, Executive Chairman of HIVE, commented, "We are honored to receive endorsements from both ISS and Glass Lewis. Their recommendations highlight the alignment of HIVE's strategy with the long-term interests of our shareholders. These acknowledgments further validate our commitment to sustainable growth and shareholder value."

Meeting Details and Voting Information

The Board of Directors of HIVE recommends that Shareholders

vote "FOR" all proposed items

HIVE encourages all shareholders to participate in the Annual General and Special Meeting:

  Date: December 11, 2024
  Time: 11:00 am (Pacific Time)
  Location: 2nd Floor - 1095 West Pender Street, Vancouver, BC, V6E 2M6

The proxy voting deadline is 11:00 am (Pacific Time) on Monday, December 9, 2024. Shareholders are encouraged to vote early and take advantage of online or telephone voting options due to the current Canadian postal strike.

How to Vote

  Instructions for voting can be found on the form of proxy or voting instruction form.
  Eligible beneficial shareholders may also be contacted by Laurel Hill Advisory Group for telephone voting assistance via Broadridge Financial Solutions Inc. or Mediant Communication Inc.

Shareholder Assistance

For questions or assistance with voting, shareholders are encouraged to contact HIVE's proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group

Toll Free in North America: 1-877-452-7184

International: +1 416-304-0211

By Email: assistance@laurelhill.com

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies is a pioneer in green blockchain infrastructure, dedicated to mining Bitcoin using 100% renewable energy and leveraging cutting-edge AI solutions. HIVE remains at the forefront of sustainable innovation, combining environmental responsibility with profitability to deliver long-term value for shareholders.

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https://www.newsfilecorp.com/release/231245